Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income (loss) from equity investees	$48,456	$49,070	$35,085	$19,635	$699
Distributed income of joint ventures	—	—	—	200	250
Less: Capitalized interest	(10,050)	(9,820)	(6,598)	(1,146)	(2,862)
Less: Preferred distributions of subsidiaries	(182)	(183)	(183)	(184)	(184)
Total earnings before fixed charges	38,224	39,067	28,304	18,505	(2,097)
FIXED CHARGES:
Interest expense	79,643	57,241	52,214	61,056	63,712
Capitalized interest	10,050	9,820	6,598	1,146	2,862
Amortization of deferred financing costs	5,608	4,661	5,297	4,371	3,138
Interest portion of rental expense	1,178	726	655	612	587
Preferred distribution of subsidiaries	182	183	183	184	184
Total fixed charges	96,661	72,631	64,947	67,369	70,483
Total earnings and fixed charges	$134,885	$111,698	$93,251	$85,874	$68,386
RATIO OF EARNINGS TO FIXED CHARGES	1.40	1.54	1.44	1.27	0.97	(a)

(a) The earnings were inadequate to cover fixed charges by approximately $2.1 million for the year ended December 31, 2009.